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                                February 1, 2005



Jennifer Hardy
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      East Kansas Agri-Energy, L.L.C.
         Registration Statement on Form SB-2
         File No. 333-121333
         Filed December 16, 2004

Dear Ms. Hardy:

We received your letter dated January 12, 2005 with comments regarding the above-named filing. We have reviewed the comments and amended the Registration Statement where appropriate. Enclosed please find the redlined amended Registration Statement. Our responses to your letter and explanations are listed below.

1. WE NOTE THAT ON OCTOBER 11, 2004, YOU ENTERED INTO A UNIT PURCHASE AND REDEMPTION AGREEMENT WITH ICM, INC. AND FAGEN, INC. FOR THE PURPOSE OF SECURING $6,250,000 IN ADDITIONAL EQUITY TO FUND EXPANSION OF YOUR PLANT AND THAT THE UNIT PURCHASE AND REDEMPTION AGREEMENT CALLS FOR YOU TO ISSUE A MAXIMUM OF 6,250 UNITS TO ICM AND FAGEN AT A PRICE OF $1,000 PER UNIT. WE ALSO NOTE THAT THE AGREEMENT PROVIDES THAT YOU ARE TO CLOSE ON THE PURCHASE OF THESE ONCE YOU HAVE DEPLETED YOUR PROCEEDS FROM THE INITIAL REGISTERED OFFERING TO $1,000,000 OR LESS. FURTHER, THE FILING OF YOUR REGISTRATION STATEMENT ON DECEMBER 16, 2004 CONSTITUTES A GENERAL SOLICITATION OF THE UNITS. GIVEN THAT THE UNIT PURCHASE AND REDEMPTION AGREEMENT HAS NOT YET CLOSED, IT APPEARS THAT THE PRIVATE OFFERINGS TO ICM AND FAGEN HAVE NOT BEEN COMPLETED AND THAT YOU HAVE AN ONGOING PRIVATE PLACEMENT. NEITHER RULE 506 OF REGULATION D NOR SECTION 4(2) OF THE SECURITIES ACT ALLOW FOR ANY FORM OF GENERAL SOLICITATION OR ADVERTISING. SUPPLEMENTALLY, PROVIDE US WITH THE LEGAL AND FACTUAL BASIS UNDERLYING THE EXEMPTION FROM REGISTRATION CLAIMED FOR THE ISSUANCE OF THESE SECURITIES. IF YOU DO NOT HAVE AN EXEMPTION AVAILABLE CONSIDERATION SHOULD BE GIVEN TO WHAT DISCLOSURE AND OTHER CHANGES NEED TO BE MADE TO THE REGISTRATION STATEMENT. IN ADDITION, PLEASE GIVE US A LEGAL ANALYSIS AS TO WHETHER OR NOT THE PRIVATE OFFERING SHOULD BE INTEGRATED WITH THIS PUBLIC OFFERING. WE MAY HAVE FURTHER COMMENT.

We acknowledge that on October 11, 2004, Registrant entered into a Unit Purchase and Redemption Agreement ("Agreement") with ICM, Inc. and Fagen, Inc. for the purpose of securing $6,250,000 in additional equity to fund Registrant's expansion of its ethanol plant. This private offering is exempt from Federal Registration under Section 4(2) and Rule 506 of

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Regulation D of the Securities Act of 1933 (the "Act"). Registrant reported its entry into this Agreement in the 8-K Registrant filed with the SEC dated October 11, 2004, well before the filing of this registration statement. This private offering should not be integrated with the current public offering contemplated by Registrant as it falls within the safe harbor provided by Rule 152 (Release No. 33-305) which is available to certain issuers undertaking a registered public offering after completion or abandonment of a private offering.

Rule 152 specifically provides the following:

         The phase "transactions by an issuer not involving any public offering" as used in section 4(2) of the Securities Act of 1933 shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.

The commentary accompanying this rule further provides that "offerings made prior to the filing of the registration statement and made under circumstances which did not necessitate or contemplate registration, do not by the fact of registration become the type of offerings which are prohibited by the Act." Further, in a No-Action Letter, the SEC stated that in accordance with Rule 152, filing a registration statement subsequent to a private offering otherwise exempt from registration under either Section 4(2) of the Act or Rule 506 of Regulation D does not vitiate the exemption such private offering provides. (QUAD CITY HOLDINGS, INC., SEC No-Action Letter, 1993 WL 116386, April 9, 1993). The Division asserted this same proposition in VULTURE PETROLEUM CORPORATION, in reliance on Rule 152, "the proposed offering of securities under Rule 506 of Regulation D under the Act need not be integrated with the later registered public offering." (SEC No-Action Letter, February 2, 1987).

In BLACK BOX, the SEC provided guidance in determining when an initial private offering is completed, for purposes of Rule 152. In accordance this SEC No-Action letter, the SEC staff stated that the offering would be considered completed if the investor is obligated to purchase such securities subject to certain specified conditions outside of the control of the investor. (BLACK BOX INCORPORATED, SEC No-Action Letter, 1990 WL 286633, June 26, 1990).

The prior private placement satisfies the requirements of Rule 152 and the interpretation provided by BLACK BOX. First, the private offering did not necessitate registration because it qualifies for the exemption provided by Rule 506 of Regulation D and Section 4(2) of the Act. As required by Rule 506, both ICM, Inc. and Fagen, Inc. have assets in excess of $5,000,000 and neither entity was formed for the purpose of acquiring the Registrant's units, qualifying both entities as accredited investors.

Second, after applying the criteria set out in BLACK BOX, it is clear that the private placement offering was completed on October 11, 2004 (the date the Agreement was executed) or well before the filing of the registration statement. The Agreement, as summarized in Item 3.02 of Form 8-K also filed well before the filing of this registration statement, provides that once the

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cash proceeds from the Registrant's current equity raised from the sale of
Registrant's units during its initial registered offering are reduced to $1,000,000 or less, the Registrant shall provide written notification to ICM, Inc. and Fagen, Inc. of such occurrence and receive cash payment for the units from ICM, Inc. and Fagen, Inc. On January 19, 2005, ICM, Inc. and Fagen, Inc. each transferred funds to Registrant in the amount of $3,125,000 in exchange for 3,125 units. Pursuant to the terms of the Agreement and as reported in Item 3.02 of Form 8-K, the actual number of units to be sold to Fagen and ICM is within the sole discretion of the Registrant, so long as it is within the range of units specified in the Agreement. As the condition precedent to delivery of the cash payment was outside of the control of the investors, ICM, Inc. and Fagen, Inc., the private offering was completed prior to the filing of the Registration Statement in accordance with the requirements of Rule 152 set forth in BLACK BOX INCORPORATED (SEC No-Action Letter, June 26, 1990). Specifically, upon execution of the agreement by Fagen, Inc. and ICM, Inc. they no longer had any control over the purchase of the securities - the requirement to pay for the units was dependent only on the equity funds dropping to $1,000,000 or less, a condition totally out of the control of Fagen, Inc. and ICM, Inc. The private offering was in fact completed upon execution of the Agreement because at that point in time Fagen, Inc. and ICM, Inc. had no alternative other than to surrender payment for the securities. The terms of the Agreement, including the price were no longer negotiable once the Agreement was executed.

Since the initial private offering was completed prior to the filing of the Registration Statement, in accordance with Rule 152, the private offering is not integrated with the current public offering and the general solicitation of the securities in the public offering does not jeopardize the private offering.

COVER PAGE

2. PLEASE DISCLOSE THE DATE THE OFFERING WILL END PURSUANT TO ITEM 501(a)(9)(iii) OF REGULATION S-B.

The cover page of the prospectus has been amended as suggested. We have also amended pages 3, 60, 61 and 62 to clarify that the offering will end upon subscription of the maximum units or one year following the date the prospectus is effective.

USE OF PROCEEDS, PAGE 16

3. PLEASE REVISE YOUR USE OF PROCEEDS TABLE TO ACCOUNT FOR THE USE OF NET PROCEEDS AFTER DEDUCTING OFFERING EXPENSES. PLEASE REFER TO ITEM 504 OF REGULATION S-B.

Page 17 of the prospectus has been amended as suggested. We have also amended page 1 to clarify that offering expenses will be deducted.

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PLAN OF DISTRIBUTION, PAGE 60

THE OFFERING

4. PLEASE DISCLOSE WHEN THIS OFFERING WILL COMMENCE.

Page 60 of the prospectus has been amended as suggested.

5. PLEASE DISCLOSE WHETHER THE PERSON OFFERING THE SECURITIES ON BEHALF OF THE COMPANY WILL RELY ON THE SAFE HARBOR FROM BROKER DEALER REGISTRATION SET OUT IN RULE 3a4-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934. IF APPLICABLE, PLEASE PROVIDE AN ANALYSIS OF YOUR BASIS FOR YOUR RELIANCE ON THIS SAFE HARBOR.

Page 60 of the prospectus has been amended as suggested. The basis of our analysis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:

         1) The directors referenced as people who will sell on behalf of the Registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.

         2) The directors are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

         3) The directors are not at the time of their participation associated persons of a broker or dealer.

         4) The directors meet all of the following conditions:

               o The directors primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Registrant, otherwise than in connection with transactions in securities; and

               o The directors were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

               o The directors do not participate in selling an offering of securities for any issuer more than once every 12 months. The previous public offering registered with the SEC by the Registrant terminated on January 24, 2004, which is more than twelve months before the current public offering will become effective and the directors will participate in selling.

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6. PLEASE DISCLOSE THAT THE PERSONS OFFERING THE SECURITIES ON YOUR BEHALF MAY
BE DEEMED TO BE UNDERWRITERS OF THIS OFFERING WITHIN THE MEANING OF THAT TERM AS DEFINED IN SECTION 2(11) OF THE SECURITIES ACT.

Page 60 of the prospectus has been amended as suggested.

7. PLEASE DISCLOSE MORE DETAIL REGARDING THE MANNER IN WHICH THESE SECURITIES WILL BE OFFERED. FOR INSTANCE, WILL THE RESPONSIBLE INDIVIDUALS SOLICIT INVESTORS THROUGH DIRECT MAILINGS AND/OR THROUGH PERSONAL CONTACT.

Page 60 of the prospectus has been amended as suggested.

8. PLEASE DISCLOSE WHETHER YOU WILL REGISTER AS BROKER-DEALER OR ISSUER-DEALER UNDER THE STATE LAWS OF ALL STATES WHERE YOU ARE OFFERING THESE UNITS AND SUCH REGISTRATION IS REQUIRED.

Page 60 of the prospectus has been amended as suggested.

9. PLEASE CLARIFY IN THIS SECTION THAT INVESTORS WILL NOT BE ALLOWED TO WITHDRAW THEIR INVESTMENTS IF YOU SUCCESSFULLY SELL THE MINIMUM AMOUNT BUT HAVE NOT YET TERMINATED THE OFFERING.

Page 60 of the prospectus has been amended as suggested.

ESCROW PROCEDURES

10. WE NOTE THAT ESCROWED FUNDS WILL BE PLACED IN AN INTEREST BEARING ACCOUNT, AND THAT IF YOU TERMINATE THE OFFERING PRIOR TO CLOSING THE OFFERING, FUNDS WILL BE RETURNED TO INVESTORS WITH INTEREST, LESS ESCROW FEES. PLEASE CLARIFY WHAT HAPPENS TOT EH INTEREST IF THE OFFERING PROCEEDS. FOR INSTANCE, WILL THE INTEREST BE ADDED TO THE SUBSCRIBERS' DEPOSITS AND APPLIED TO THE PURCHASE OF ADDITIONAL UNITS, RETURNED TO THE SUBSCRIBERS' IN CASH, OR RETAINED BY YOU AS PROCEEDS OF THE OFFERING?

Page 63 of the prospectus has been amended as suggested.

SUMMARY OF PROMOTIONAL AND SALES MATERIAL

11. WE NOTE THAT YOU HAVE INDICATED THAT YOU MAY UTILIZE SALES MATERIAL IN PROMOTING THE SALE OF THE UNITS OFFERED PURSUANT TO THE PROSPECTUS. WE REMIND YOU OF THE SECTION 5 PROHIBITION AGAINST UTILIZING A PROSPECTUS THAT DOES NOT MEET THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT. SUPPLEMENTALLY, PLEASE CONFIRM YOUR UNDERSTANDING OF THIS REQUIREMENT AND SEND US A COPY OF THESE MATERIALS FOR OUR REVIEW.

We confirm that we understand that Section 5 prohibits us from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. As of the date of this letter, we have not yet completed any sales material intended to promote the sale of units offered in this prospectus.

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OTHER CHANGES MADE BY THE REGISTRANT

On January 19, 2005, ICM, Inc. and Fagen, Inc. each transferred funds to Registrant in the amount of $3,125,000 in exchange for 3,125 units under the terms of the Unit Purchase and Redemption Agreement. Pages 1, 17, 18, 19, 23, 53, 59, and II--2 of the prospectus have been amended to reflect this change.

On January 24, 2005, the Board of Directors accepted the resignations of director James A Westagard and Douglas Strickler. Pursuant to the Unit Purchase and Redemption Agreement entitling them to appoint three directors, ICM, Inc. and Fagen Inc. appointed Dave Vander Griend, Jerry Jones, and Brian Thome. Pages 4, 15, 19, 50, 52 and 54 of the prospectus have been amended to reflect these changes to the Board of Directors.

Page 27 of the prospectus has been amended to explain that that new technology may be utilized in the ethanol plant and to describe that technology and its potential benefits. A risk factor on page 12 has been amended to advise as to the risk of defect in the technology.

Page 27 has been amended to correct a typographical error regarding the amount of capacity of the ethanol plant for wet distillers grains.

The Registrant has entered into an agreement regarding an extension of the expiration of the letter of intent with BOC Group, Inc. until March 31, 2005. The prospectus has been amended on pages 42 and 47 to reflect this change.

The Registrant has also made various deletions to cross references to page numbers in the prospectus.

Pages 3, 4, 62, 63 and Exhibit 4.3 have been amended to reflect a change in the escrow agent to the Mission Bank.

Sincerely,


 /s/ WILLIAM R. PRACHT

William R. Pracht

cc:  Wiley B. Kannarr, Kansas Securities Bureau
     Patrick Morgan, Missouri Securities Bureau